REPUBLIC FINANCIAL INDEMNITY GROUP, INC.
307 N. Michigan Avenue
Chicago, Illinois 60601

June 27, 2012

Via EDGAR and Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:         Michael Rosenthal
                           John Krug

Re:           Republic Financial Indemnity Group, Inc.—Application for Withdrawal of
                 Registration Statement on Form 10 (File No. 000-54713)

Ladies and Gentlemen:

On May 23, 2012, Republic Financial Indemnity Group, Inc. (the “Company”) filed a Registration Statement on Form 10-12G (File No. 000-54713), together with all exhibits thereto (the “Registration Statement”).  The Company is requesting the withdrawal of the Registration Statement because it has determined not to proceed at this time with the registration of the class of securities described therein.

Please do not hesitate to contact J. Brett Pritchard, Locke Lord LLP, at (312) 443-1773, if there are any comments or questions relating to this request.

Sincerely,

Republic Financial Indemnity Group, Inc.

By:           /s/      Karl W. Mueller

Karl W. Mueller
Senior Vice President and Chief Financial Officer

cc:           Aldo C. Zucaro
Christopher S. Nard
Spencer LeRoy III
J. Brett Pritchard